Exhibit 99.1

BGS ACQUISITION CORP. AMENDS AND RESTATES DEFINITIVE AGREEMENT TO ACQUIRE TRANSNETYX HOLDING CORP.

New York, New York, August 14, 2013 – BGS Acquisition Corp. (NASDAQ:BGSC) (“BGS” or the “Company”) announced that on August 13, 2013 it entered into an amended and restated merger and share exchange agreement with Black Diamond Holdings LLC (“Black Diamond”) to provide for a business combination with TransnetYX Holding Corp. (“TransnetYX Holding”). BGS had previously entered into a definitive agreement to complete a business combination with Black Diamond, a diversified holding company with assets in a variety of sectors, including a majority stake in TransnetYX Holding. However, after the parties reviewed the attractiveness of TransnetYX Holding as a standalone opportunity, and identified some of the complexities surrounding the larger Black Diamond transaction, BGS and Black Diamond ultimately decided to amend and restate their definitive agreement to focus exclusively on TransnetYX Holding.

TransnetYX Holding has two wholly owned operating subsidiaries, TransnetYX, Inc. (“TransnetYX”) and Harmonyx Diagnostics, Inc. (“HarmonYX”):

●	TransnetYX is a molecular diagnostics company that employs a novel automated genotyping platform serving the approximately $400 million mouse genotyping market
●
HarmonYX, a natural outgrowth of years of experience in the mouse genotyping market, processes human patient samples for pharmacogenomic purposes, with a focus on genetic application rather than discovery

Cesar Baez, CEO of BGS, commented, “The genetic testing industry is growing very rapidly and TransnetYX Holding represents an attractive opportunity to acquire a company with industry-leading processing capabilities that we believe is poised for substantial growth and profitability.” Patrick Imeson, Managing Director of Black Diamond, added “We are extremely pleased to be partnering with BGS on this transaction, and believe that the combination will create significant shareholder value.” Since BGS may not be able to complete the business combination prior to September 26, 2013, the termination date under the Company’s Memorandum and Articles of Association (the “Charter”), BGS’ board of directors has determined that it is in the best interests of BGS shareholders to amend the Charter to extend such date for a period of two months until November 26, 2013.

In connection with the transaction, BGS will redomesticate to Delaware and TransnetYX Holding shareholders will receive 8,000,000 shares of BGS common stock, 2,000,000 of which will be subject to a multi-year lock-up agreement with Black Diamond, and, depending on the amount of cash remaining in the Company at close, up to $15,000,000 in cash, part of which may be satisfied with shares of BGS common stock. Additionally, TransnetYX Holding shareholders will be entitled to receive an earn-out, payable in up to 8,000,000 shares of BGS common stock, if certain revenue milestones are achieved in 2015.

C&Co/PrinceRidge LLC acted as exclusive financial advisor to BGS, while Duane Morris LLP acted as BGS’ transaction counsel, and Ogier acted as BGS’ British Virgin Islands counsel. Messner Reeves LLP acted as Black Diamond’s counsel and Butler, Snow, O'Mara, Stevens and Cannada, PLLC served as TransnetYX Holding’s counsel.

About BGS Acquisition Corp.
BGS Acquisition Corp. is a blank check company incorporated as a British Virgin Islands business company with limited liability, formed for the purpose of acquiring or merging with an operating business in the United States or Latin America.

TransnetYX Holding Corporation
TransnetYX Holding is a Delaware corporation formed in 2002 to develop an automated genotyping platform and provide genotyping testing services to various biotechnology and medical researchers.

For more information about TransnetYX Holding’s subsidiaries, please visit: http://www.transnetyx.com/ and https://www.harmonyxdiagnostics.com/

About Black Diamond Holdings LLC
Black Diamond is a Denver, Colorado based diversified holding company with assets in a variety of sectors, including mining, healthcare, and technology.

Safe Harbor
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded or followed by or that otherwise include the words "believes," "expects," “anticipates," "intends," "projects," "estimates," "plans," and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. Readers are cautioned that all forward looking statements speak only to the facts and circumstances present as of the date of this press release. All forward looking statements are based on current expectations and projections of future events.

The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

For additional information please contact:
Cesar Baez
Chief Executive Officer, BGS
cbaez@bgsc.us
(212) 823-0281